Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 14, 2007

Registration No. 333-143265

On November 14, 2007, the issuer, EnteroMedics Inc., filed Amendment No. 7 to its Registration Statement on Form S-1 to update and supplement certain disclosures that had been provided in its preliminary prospectus dated October 26, 2007 (referred to herein as the “Initial Preliminary Prospectus”) and its free writing prospectus dated November 7, 2007 (referred to herein as the “Initial Free Writing Prospectus”). This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus and the Initial Free Writing Prospectus that appear in the most recent preliminary prospectus included in Amendment No. 7 to the Registration Statement (the “Preliminary Prospectus”). These changes primarily reflect a decrease in the assumed initial public offering price to a price between $8.00 and $9.00 and indications of interest from certain principal stockholders and/or their affiliates to purchase up to an aggregate of approximately 1,264,704 shares in the proposed offering. References below to “we,” “us,” “our” and “EnteroMedics” refer to EnteroMedics Inc. and its subsidiary unless the context otherwise requires. A copy of the Preliminary Prospectus is included in Amendment No. 7 to the Registration Statement and can be obtained by following this hyperlink: http://www.sec.gov/Archives/edgar/data/1371217/000119312507246628/ds1a.htm.

Reduction in Price Range for Initial Public Offering of Common Stock

The first paragraph on the cover page of the Preliminary Prospectus has been revised in its entirety to read as follows:

EnteroMedics Inc. is offering 5,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $8.00 and $9.00 per share.

Potential purchases by existing stockholders

MPM Capital, Bay City Capital, Aberdare Ventures, InterWest Partners, Onset Ventures and Charter Life Sciences, which are each principal stockholders, have indicated an interest in purchasing an aggregate of approximately 1,264,704 shares of common stock in this offering. Each of these entities, except OnSet Ventures, is affiliated with a member of our board of directors as described below. Because these indications of interest are not binding agreements or commitments to purchase, any or all of these stockholders may elect not to purchase any shares in this offering, or our underwriters may elect not to sell any shares in this offering to any or all of these stockholders. Assuming these purchases are completed in full, our executive officers and directors and their affiliates will together control approximately 66.8% of our outstanding common stock after this offering, based on 16,309,113 shares of common stock outstanding after this offering. Moreover, each stockholder’s beneficial ownership in us would be increased from the amounts set forth in the Preliminary Prospectus on page 93 to the amounts set forth in the table below.

Beneficial Owner	Indication of Interest to Purchase Shares in this Offering	Number of Shares Beneficially Owned After this Offering	Percentage of Common Stock Beneficially Owned after Offering
MPM Capital	352,941	3,879,247	23.6%
Bay City Capital	352,941	2,668,388	16.3%
Aberdare Ventures	235,294	1,729,770	10.6%
InterWest Partners	176,470	1,535,731	9.4%
Onset Ventures	88,235	953,219	5.8%
Charter Life Sciences	58,823	697,851	4.3%

Luke Evnin is one of our directors and is a general partner of MPM BioVentures III LLC and MPM Asset Management Investors 2002 BV3. Paul H. Klingenstein is one of our directors and is a managing partner of the Aberdare Funds. Ellen Koskinas is one of our directors and is a venture member of InterWest Management Partners IX, LLC. Donald C. Harrison is one of our directors and is a managing partner of Charter Life Sciences. Percentage ownership calculations for beneficial ownership after this offering also include the 5,000,000 shares we are selling in this offering.

Use of Proceeds

The first two paragraphs of the Use of Proceeds section on page 28 of the Preliminary Prospectus have been updated in their entirety to read as follows:

We estimate that the net proceeds from our sale of 5,000,000 shares of common stock in this offering will be approximately $38.03 million, or approximately $43.95 million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $8.50 per share, the mid-point of the range on the cover page of the prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 per share would increase (decrease) the net proceeds to us from this offering by $4.65 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $8.50 per share, would increase the net proceeds to us from this offering by $13.49 million. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed offering price of $8.50 per share, would decrease the net proceeds to us from this offering by $11.63 million.

We currently expect to use our net proceeds from this offering as follows:

•	approximately $20.0 million for achieving regulatory approval of our product;

•	approximately $13.0 million for research and product development activities;

•	approximately $5.0 million for initiating sales and marketing efforts; and

•	the remainder for working capital and other general corporate purposes.

Summary Financial Data

The balance sheet data and accompanying footnote disclosure on page 7 of the Preliminary Prospectus under the heading “Summary Financial Data” has been revised in its entirety to read as follows:

	As of September 30, 2007
	Actual	Pro Forma As Adjusted(1)
	(In thousands)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$22,564	$60,589
Working capital (current assets less current liabilities)	16,354	54,379
Total assets	24,658	62,683
Long-term debt, net of current portion and discounts	5,130	5,130
Convertible preferred stock	103	—
Deficit accumulated during development stage	(54,687)	(56,439	)(2)
Total stockholders’ equity	13,002	51,027	(2)

(1)	On a pro forma as adjusted basis to give effect to the conversion of all of the outstanding shares of our preferred stock into 10,488,178 shares of our common stock upon the completion of this offering, our sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $8.50 per share, the mid-point of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from those shares. A $1.00 increase (decrease) in the assumed public offering price of $8.50 per share would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $4.65 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $8.50 per share, would increase each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $13.49 million. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed offering price of $8.50 per share, would decrease each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $11.63 million. The pro forma information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

(2)	On a pro forma as adjusted basis to give effect to the issuance of 206,044 shares of our common stock to Mayo Foundation for Medical Education and Research pursuant to a license agreement upon the completion of this offering. In connection with the issuance of these shares, we will record a one-time stock-based compensation expense of $1.8 million, which amount has been computed using the mid-point of the range listed on the cover page of this prospectus.

Capitalization

The Capitalization section on page 29 of the Preliminary Prospectus has been revised in its entirety to read as follows:

The following table describes our capitalization as of September 30, 2007 on an actual basis and on a pro forma as adjusted basis to reflect:

•	the conversion of all of the outstanding shares of our preferred stock into 10,488,178 shares of common stock upon completion of this offering;

•	the conversion of all outstanding preferred stock warrants to common stock warrants;

•	the issuance upon the completion of this offering of 206,044 shares of our common stock to Mayo Foundation for Medical Education and Research pursuant to a license;

•	the filing of amendments to our certificate of incorporation effective upon completion of this offering; and

•

our sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $8.50 per share, the mid-point of the range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses.

You should read this capitalization table together with the financial statements and related notes appearing elsewhere in the prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in the prospectus.

	As of September 30, 2007
	Actual	Pro Forma as Adjusted(1)
	(In thousands, except share and per share data)
Current liabilities	$6,526	$6,526
Notes payable, less current portion and discounts	5,130	5,130

Total liabilities	11,656	11,656

Stockholders’ equity:
Series C convertible preferred stock, $0.01 par value: 6,043,957 shares authorized, actual; 5,709,630 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	57	—
Series B convertible preferred stock, $0.01 par value: 4,515,285 shares authorized, actual; 4,285,946 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	43	—
Series A convertible preferred stock, $0.01 par value: 318,270 shares authorized, actual; 318,266 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	3	—
Preferred stock, $0.01 par value: no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	—	—
Common stock, $0.01 par value: 14,505,945 shares authorized, actual; 614,891 shares issued and outstanding, actual; 50,000,000 shares authorized and 16,309,113 shares issued and outstanding, pro forma as adjusted	6	163
Additional paid-in capital	67,628	107,351
Deferred compensation	(48)	(48)
Deficit accumulated during development stage	(54,687)	(56,439	)(2)

Total stockholders’ equity	13,002	51,027

Total liabilities and stockholders’ equity	$24,658	$62,683

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 per share would increase (decrease) additional paid-in capital, total stockholders’ equity and total liabilities and stockholders’ equity by $4.65 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $8.50 per share, would increase total stockholders’ equity and total liabilities and stockholders’ equity by approximately $13.49 million. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed offering price of $8.50 per share, would decrease total stockholders’ equity and total liabilities and stockholders’ equity by approximately $11.63 million. The pro forma information discussed above is illustrative only and will adjust based on the actual public offering price and terms of this offering determined at pricing.

(2)	On a pro forma as adjusted basis to give effect to the issuance of 206,044 shares of our common stock to Mayo Foundation for Medical Education and Research pursuant to a license agreement upon the completion of this offering. In connection with the issuance of these shares, we will record a one-time stock-based compensation expense of $1.8 million, which amount has been computed using the mid-point of the range listed on the cover page of this prospectus.

The preceding table excludes:

•	2,078,771 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2007, at a weighted average exercise price of $3.67 per share;

•	666,244 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007, on an as-converted basis and at a weighted average exercise price of $4.71 per share; and

•	1,670,617 shares of common stock expected to be available for future issuance under our stock incentive plans upon completion of this offering.

All share amounts have been adjusted retroactively to give effect to a 1-for-9.1 reverse split of our common stock and preferred stock effected November 8, 2007.

Dilution

The Dilution section on page 31 of the Preliminary Prospectus has been revised in its entirety to read as follows:

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Our historical net tangible book value as of September 30, 2007 was $13.0 million, or $21.15 per share of common stock. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. The pro forma net tangible book value of our common stock as of September 30, 2007 was approximately $13.0 million, or approximately $1.15 per share based on the number of shares outstanding as of September 30, 2007 after giving effect to the conversion of all outstanding preferred stock into common stock and the issuance of 206,044 shares of common stock to the Mayo Foundation for Medical Education and Research upon closing of this offering.

After giving effect to our sale of 5,000,000 shares of common stock at an assumed initial public offering price of $8.50 per share, the mid-point of the range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been $51.0 million, or $3.13 per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $1.98 per share and an immediate dilution to new investors of $5.37 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$8.50
Historical net tangible book value per share as of September 30, 2007	$21.15
Pro forma decrease in net tangible book value per share attributable to conversion of convertible preferred stock and issuance of shares to the Mayo Foundation	(20.00)

Pro forma net tangible book value per share before this offering	1.15

Pro forma increase in net tangible book value per share attributable to investors participating in this offering	$1.98

Pro forma as adjusted net tangible book value per share after this offering		3.13

Pro forma dilution per share to investors participating in this offering		$5.37

A $1.00 increase (decrease) in the assumed public offering price of $8.50 per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $4.65 million, or approximately $0.28 per share, and the pro forma dilution per share to investors in this offering by approximately $0.72 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $8.50 per share, would result in a pro forma as adjusted net tangible book value of approximately $64.5 million, or $3.73 per share, and the pro forma dilution per share to investors in this offering would be $5.77 per share. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed public offering price of $8.50 per share, would result in an pro forma as adjusted net tangible book value of approximately $39.4 million, or $2.57 per share, and the pro forma dilution per share to investors in this offering would be $4.93 per share. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option to purchase additional shares in this offering, our pro forma as adjusted net tangible book value at September 30, 2007 would be $57.0 million, or $3.34 per share, representing an immediate increase in pro forma as adjusted net tangible book value to our existing stockholders of $2.19 per share and an immediate dilution to investors participating in this offering of $5.16 per share.

The following table summarizes as of September 30, 2007, on a pro forma as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by investors participating in this offering, based upon an assumed initial public offering price of $8.50 per share, the mid-point of the range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	11,309,113	69.3%	$65,217,063	60.5%	$5.77
Investors participating in this offering	5,000,000	30.7	42,500,000	39.5	8.50

Total	16,309,113	100%	$107,717,063	100%	$6.60

The above discussion and tables also assume no exercise of any outstanding stock options or warrants except as set forth above. There were:

•	2,078,771 shares of common stock issuable upon the exercise of outstanding options as of September 30, 2007 with a weighted average exercise price of $3.67 per share;

•	666,244 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007 with a weighted average exercise price of $4.71 per share; and

•	1,670,617 shares of common stock reserved for future issuance under our stock incentive plans upon completion of this offering.

Assuming the exercise in full of the outstanding options and warrants, pro forma net tangible book value before this offering at September 30, 2007 would be $1.69 per share, representing no dilution to our existing stockholders and, after giving effect to the sale of shares in this offering, there would be immediate dilution of $5.26 per share to new investors in this offering.

The following table summarizes, on a pro forma basis as of September 30, 2007, after giving effect to the exercise of all stock options and warrants outstanding as of September 30, 2007, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $8.50 per share, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	14,054,128	73.8%	$75,984,162	64.1%	$5.41
Investors participating in this offering	5,000,000	26.2	42,500,000	35.9	8.50

Total	19,054,128	100%	$118,484,162	100%	$6.22

The number of shares of common stock outstanding in the table above is based on the pro forma number of shares outstanding as of September 30, 2007 and assumes no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 71.0% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to 5,750,000 shares or 29.0% of the total number of shares of common stock to be outstanding after this offering.

Effective upon the closing of this offering, an aggregate of 1,670,617 shares of our common stock will be reserved for future issuance under our benefit plans. To the extent that any of these options or warrants are exercised, new options are issued under our benefit plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

Risk Factors

“We may need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.”

The sixth sentence of this risk factor on page 16 of the Preliminary Prospectus has been revised as follows to update the estimated net proceeds from this offering:

We believe that the estimated net proceeds from this offering of approximately $38.03 million, or approximately $43.95 million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $8.50 per share, the mid-point of the range on the cover page of the prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, together with our cash resources and amounts available to us under a loan agreement, will be sufficient to meet our cash needs through the end of 2009.

“Our directors and executive officers will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including changes of control.”

This risk factor on page 25 of the Preliminary Prospectus has been supplemented by adding disclosure regarding certain indications of interest from existing stockholders to purchase shares in the offering as follows:

MPM Capital, Bay City Capital, Aberdare Ventures, InterWest Partners, Onset Ventures and Charter Life Sciences, which are each principal stockholders, have indicated an interest in purchasing an aggregate of approximately 1,264,704 shares of our common stock in this offering. The purchase of shares by these affiliated entities in the offering will reduce the public float and may adversely affect the liquidity of the trading market for our common stock from what it would have been had these shares been purchased by unaffiliated investors. However, because these potential indications of interest are not binding agreements or commitments to purchase, any or all of these stockholders may elect not to purchase any shares in this offering, or our underwriters may elect not to sell any shares in this offering to any or all of these stockholders. Assuming these purchases are completed in full, our executive officers and directors and their affiliates will together control approximately 66.8% of our outstanding common stock after this offering, based on 16,309,113 shares of common stock outstanding after this offering.

“You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.”

The first sentence of this risk factor on page 26 of the Preliminary Prospectus has been revised as follows to update the dilution per share from this offering:

If you purchase shares of our common stock in this offering, you will experience immediate dilution of $5.37 per share based on the mid-point of the range on the cover page of the prospectus, because the price that you pay will be substantially greater than the adjusted pro forma net tangible book value per share of common stock that you acquire.

Management’s discussion and analysis of financial conditions and results of operations

The first full paragraph on page 38 of the Preliminary Prospectus has been revised as follows:

The intrinsic value of the options outstanding as of September 30, 2007, was $11.0 million, of which $5.0 million related to vested options and $6.0 million related to unvested options. The intrinsic value was computed using the mid-point of the range listed on the cover page of this prospectus.

The last sentence in the first paragraph on page 39 of the Preliminary Prospectus has been revised as follows to reflect the assumed initial offering price of our common stock upon completion of the offering:

We also expect a significant increase to occur in the quarter in which this offering is completed as a result of the issuance of 206,044 shares of common stock to the Mayo Foundation for Medical Education and Research, resulting in a one-time stock-based compensation expense of $1.8 million, which amount has been computed using the mid-point of the range on the cover page of the prospectus.

The third sentence in the second to last paragraph on page 42 of the Preliminary Prospectus has been revised as follows:

We believe the net proceeds from this offering, together with our cash, cash equivalents and short-term investment balances and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements through the end of 2009.

The last sentence in the first paragraph on page 44 of the Preliminary Prospectus has been revised as follows to reflect the assumed initial offering price of our common stock upon completion of the offering:

Upon the completion of this offering, the 206,044 shares of common stock will become immediately issuable to the Mayo Foundation for Medical Education and Research and we will record a one-time stock-based compensation expense of $1.8 million, which amount has been computed using the mid-point of the range on the cover page of the prospectus.

Executive Compensation

Outstanding Equity Awards at Fiscal Year-End

The Outstanding Equity Awards at Fiscal Year-End section on page 85 of the Preliminary Prospectus has been revised in its entirety to read as follows:

The following table summarizes the outstanding equity award holdings held by our named executive officers at December 31, 2006. Virginia M. Kirby did not hold any outstanding equity awards on December 31, 2006, due to the termination of her employment on April 14, 2006.

Outstanding Equity Awards at Fiscal Year-End

Name	Option awards					Stock awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Mark B. Knudson	54,250	15,201	(3)	$0.46	8/16/14	—		$—
	47,495	—	(4)	0.46	4/27/15	4,121	(7)	35,029
	—	40,660	(5)	0.46	4/20/16	—		—

David C. Brooks	3,200	8,614	(8)	0.46	11/21/15	—		—
	550	—	(9)	0.46	4/20/16	—		—
	—	1,649	(5)	0.46	4/20/16	—		—
	—	27,154	(6)	1.91	12/7/16	—		—

Adrianus (Jos) Donders	36,631	51,282	(8)	0.46	4/11/15	—		—
	21,979	—	(4)	0.46	4/27/15	—		—
	—	34,616	(5)	0.46	4/20/16	—		—

Russ Felkey	7,625	21,176	(8)	0.46	1/1/15	—		—
	—	24,726	(5)	0.46	4/20/16	—		—

Katherine S. Tweden	44,190	16,964	(10)	0.46	8/16/14	366	(7)	3,111
	1,099	—	(4)	0.46	4/27/15	441	(11)	3,749
	—	15,935	(5)	0.46	4/20/16	—		—

Richard R. Wilson(12)	—	21,061	(13)	0.46	8/16/14	—		—

(1)

Represents shares purchased by the executive in 2003 and currently unvested pursuant to Share Restriction Agreements. The unvested shares are subject to a right of repurchase that lapses as to 1/48th of the shares on the last day of each month beginning on a date specified in the agreements. See footnotes (6) and (10) below. The repurchase right allows us to purchase the unvested shares from the named executive officer at the original purchase price from such officer in the event that he or she no longer provides services to us as either an employee or consultant. Such repurchase right also lapses in full in the event of a change in control and such officer’s employment is involuntary or constructively terminated.

(2)	The market value of the shares of stock that have not vested has been calculated by multiplying the number of shares times $8.50, which is the mid-point of the range listed on the cover page of this prospectus.

(3)

Stock options vest 32,968 shares immediately upon the date of grant, which was August 16, 2004, and then 25% on the first anniversary of the date of grant and 1/36th per month for 36 months thereafter.

(4)	Stock options vest 100% upon the achievement of a milestone, which was defined for purposes of these grants as the implant of the Maestro RF System in 12 patients. These grants did not provide for any time restrictions with respect to the milestone, besides the ten-year term of the option. The milestone was achieved in March 2006.

(5)	Stock options vest 25% on the first anniversary of the date of grant and 1/36th per month for 36 months thereafter.

(6)	Stock options vest 25% on December 1, 2007, and 1/36th per month for 36 months thereafter.

(7)	The right to repurchase with respect to these shares lapses, as described in footnote (1) above, beginning on April 30, 2003.

(8)

Stock options vest 25% on the first anniversary of the date of grant and 1/36th per month for 36 months thereafter. Since these grants were made prior to May 1, 2006, the date of grant for these options is the hire date, rather than the board approval date. See the “Compensation Discussion and Analysis” for further detail. The hire dates related to these options are November 21, 2005, April 11, 2005 and January 1, 2005 for Messrs. Brooks, Donders and Felkey, respectively.

(9)	Stock options vest 100% immediately upon the date of grant.

(10)

Stock options vest 20,440 shares immediately upon the date of grant, which was August 16, 2004, and then 25% on the first anniversary of the date of grant and 1/36th per month for 36 months thereafter.

(11)	The right to repurchase with respect to these shares lapses, as described in footnote (2) above, beginning on November 30, 2003.

(12)	Dr. Wilson’s employment with the company was terminated effective July 14, 2006. Dr. Wilson subsequently entered into a consulting agreement with the company pursuant to which his remaining outstanding options continued to vest in accordance with our standard vesting terms.

(13)	Stock options continue to vest at 1/36th per month.

Option Exercises and Stock Vested

The Option Exercises and Stock Vested section on page 86 of the Preliminary Prospectus has been revised in its entirety to read as follows:

The following table summarizes the option exercises by our named executive officers and the vesting of stock options held by such officers during our fiscal year ended December 31, 2006:

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(3)
Mark B. Knudson	—	$—	12,363	$105,086
David C. Brooks	—	—	—	—
Adrianus (Jos) Donders	—	—	—	—
Russ Felkey	17,353	139,605	—	—
Katherine S. Tweden	—	—	1,580	13,430
Virginia M. Kirby	5,082	40,885	—	—
Richard R. Wilson	17,949	144,400	—	—

(1)	The value realized is determined by multiplying the number of shares acquired on exercise by $8.50, which is the mid-point of the range listed on the cover page of this prospectus, net of the exercise price for acquiring the shares.

(2)

Vesting relates to shares purchased by the executives in 2003 and subject to Share Restriction Agreements dated October 3, 2003 and October 20, 2003. The shares are subject to a right of repurchase by the company that lapses as to 1/48th of the shares on the last day of each month beginning on April 30, 2003 or November 30, 2003 as specified in the agreements. The right of repurchase fully lapsed with respect to Dr. Knudson’s 49,450 shares and Dr. Tweden’s 4,396 shares as of April 30, 2007. The right of repurchase will fully lapse with respect to Dr. Tweden’s additional 1,923 shares as of November 30, 2007.

(3)	The value realized is determined by multiplying the number of shares vested by $8.50, which is the mid-point of the range listed on the cover page of this prospectus.

Potential Payments Upon Termination or Change in Control

The Potential Payments Upon Termination or Change in Control section on page 89 of the Preliminary Prospectus has been revised in its entirety to read as follows:

        The table below shows our reasonable estimates of potential payments and benefits payable to the named executive officers and Mr. Lea upon termination without cause, resignation for good reason and change in control of EnteroMedics, with or without termination, based on the mid-point of the range listed on the cover of this prospectus. The amounts shown assume that termination or change in control was effective as of December 29, 2006, the last business day of the fiscal year, assuming that each executive’s employment agreement was effective as of such date and are estimates of the amounts that would be paid to the executive officer in addition to the base salary and bonus earned by the executives during 2006. Also excluded are benefits payable to all employees, such as accrued vacation and life insurance premiums. The actual amounts to be paid can only be determined at the actual time of an executive officer’s termination.

Name(1)	Type of Payment	Payments Upon Change in Control With Termination ($)(2)	Payments Upon Change in Control Without Termination ($)(2)	Payments Upon Termination Without Cause or Resignation for Good Reason ($)
Mark B. Knudson	Severance Pay	$—	$—	$300,000
	Value of Stock Options Accelerated(3)	449,402	224,701	209,685
	Health Care Benefits(5)	—	—	17,110

	Total	449,402	224,701	526,795

Greg S. Lea	Severance Pay	$—	$—	$122,500
	Value of Stock Options Accelerated(3)(4)	—	—	—
	Health Care Benefits(5)	—	—	7,667

	Total	—	—	130,167

Adrianus (Jos) Donders	Severance Pay	$—	$—	$117,500
	Value of Stock Options Accelerated(3)	691,049	345,525	292,854
	Health Care Benefits(5)	—	—	9,527

	Total	691,049	345,525	419,881

Russ Felkey	Severance Pay	$—	$—	$115,000
	Value of Stock Options Accelerated(3)	369,282	184,641	164,673
	Health Care Benefits(5)	—	—	9,929

	Total	369,282	184,641	289,602

(1)	We entered into executive employment agreements with Messrs. Lea, Donders and Felkey on May 21, 2007, February 9, 2007 and May 16, 2007, respectively, however, we have included in this table the benefits that would have been paid to them under these agreements assuming these agreements were in effect as of the assumed termination or change in control date of December 29, 2006.

(2)	Assumes that options were not cashed out in connection with change in control. Additional amounts may be payable if the termination is without cause or is a resignation for good reason, as specified in the third column.

(3)	Value computed based on the difference between $8.50, which is the mid-point of the range listed on the front cover of this prospectus, and the exercise price for each option accelerated.

(4)	No values have been included for Mr. Lea because he commenced his employment with us on May 21, 2007 and did not have any stock options by which to value this benefit as of the assumed termination or change in control date of December 29, 2006.

(5)	Amount represents the estimated full premiums to be paid by the company for health and dental coverage for the executive officer and his family for the duration of the 12 or six month severance period, as applicable, based on current premiums paid.

EnteroMedics Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the final prospectus relating to the offering, when available, may be obtained from J.P. Morgan Securities Inc.’s prospectus department at 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 or by phone at (718) 242-8002, or Morgan Stanley & Co. Incorporated’s prospectus department at 180 Varick, New York, NY 10014, by telephone at (866) 718-1649 or by emailing prospectus@morganstanley.com.

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